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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

October 9, 2020

VIA SEC EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: T. Buchmiller, Attorney

Re:	GBS Inc.
Registration Statement on Form S-1
Filed October 1, 2020
File No. 333-232557

Dear Mr. Buchmiller:

On behalf of GBS, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 8, 2020 with respect to the Company’s Registration Statement on Form S-1/A (the “Original Filing”), filed on October 1, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised and amended registration statement (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Our Company, page 1

1. We note your response to prior comment 3 and your disclosure that “the launch of the Saliva Glucose Biosensor, or “SGB” will now follow the SARS-CoV-2 Test.” Please revise your disclosure in this section to disclose, if true, that the company does not anticipate that any material use of the proceeds from this offering will be used for the development of the SARS-CoV-2 Test. Given your current negative working capital, and your response that you will not use a material use or proceeds for that test, please also disclose how you intend to develop this test.

Response: The Company does not anticipate the development of the recognition element of the biosensor specific to SARS-CoV-2 test to have a material incremental impact on the use of proceeds from the offering. The Amended Filing has been revised on page 1 and page 38.

With respect to the Company’s intention to develop the SARS-CoV-2 test, the Company’s expectation is that the only incremental development for SARS-CoV-2 will be on the molecular recognition component. This is because the Biosensor technology is a platform technology, and the critical difference between applications such as Saliva Glucose Biosensor (SGB) & SARS-CoV-2 testing is the molecular recognition component, with the rest of the components being identical. The SGB development will continue as previously disclosed. The references in the S-1/A Registration Statement which convey this overall point are the following:

Page 55	“ In these biosensors, a molecular recognition element can simply be integrated directly into the device structure, and in the case of the SGB, the recognition element is GOX.”

“As discussed above, the architecture of the Biosensor Platform allows the recognition element of the biosensor to be exchanged. Accordingly, the GOX element used to detect glucose in the case of the SGB can be substituted with antibodies specific to SARS-CoV-2, cancer biomarkers, immunological tests (including SARS-CoV-2 antibodies test), hormones and other biomarkers. The substitute recognition element will generate an electrical current signal that is detected in a manner identical to the SGB. Given the underlying sensing mechanism is unaltered, we believe the technical risk associated with the development of other tests for biomarkers other than glucose is low.”

Page 57

The access to market for COV2 testing will be faster than glucose as a result of the “Emergency Use Authorisation” programme.

“For the COV2T we intend to use the section 564 of the Federal Food, Drug and Cosmetic (FD&C) Act, that there is a public health emergency that has a significant potential to affect national security or the health and security of United States citizens living abroad, and that involves a novel (new) coronavirus”

Page 59

“The SGB has been under continuous development for over six years, first by the University of Newcastle, Australia, then by the Licensor and us. The SGB is at advanced stages of development and is expected to achieve market launch within 18 months following this offering.”

Page 48

“Our objective is to introduce and launch a COV2 test globally and then the Saliva Glucose Biosensor (referred to as the “SGB”), the second of our diagnostic tests that stem from the Biosensor Platform that we license, in the APAC Region. In the next four years we intend on developing the platform to its full capacity testing across the following diagnostic modalities. Immunology, Hormones, Chemistry, Tumour markers and Nucleic Acid tests.”

Summary Financial Data, page 11

2. We do not note any revised disclosure in response to prior comment 2. Please revise proforma net loss per share and pro forma weighted average number of shares outstanding to reflect the mandatory conversion of Series A Convertible Preferred stock and convertible notes. Also, disclose the pro forma common shares outstanding as of the most recent balance sheet date to reflect the mandatory conversions, both here and on page 41.

Response: The Amended Filing has been revised on page 11 and page 41.

Capitalization, page 41

3. Please reconcile for us the actual to pro forma additional paid-in capital. In this regard, we note the difference attributable to $5,133,706, but the remaining difference is not clear.

Response: The pro forma additional paid-in capital $19,320,446, comprises of:

●	$10,899,942 as of the actual additional paid-in capital;

●

$5,133,706 as of the aggregated outstanding principal amount of the convertible notes issued by our 99% owned subsidiary, GBS Pty Ltd, as of June 30, 2020, which will be automatically converted into 355,274 shares of Common Stock at a price per share equal to 85% of the public offering price in this offering (or $14.45, assuming a public offering price of $17.00);

●	$3,294,745 as of the cash subscriptions for 439,299 shares of Series A Convertible Preferred Stock after June 30, 2020; and

●	($7,946) transfer to par value of Common Stock for 794,573 shares (355,274 shares converted from the convertible notes, plus 429,299 shares of Series A Convertible Preferred Stock after June 30, 2020).

The Amended Filing has been revised on page 41.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

4. We note that part of the audit report appears to be omitted from your filing. Please include a complete audit report in an amended filing.

Response: The complete audit report has been filed as an exhibit to the Amended Filing.

Exhibits and Financial Statement Schedules, page II-4

5. Please file your financial statements, and each exhibit to your filing, in the proper text-searchable format. See Item 301 of Regulation S-T.

Response: The text-searchable format financial statements and audit report have been filed as exhibits to the Amended Filing.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Harry Simeonidis, CEO

Spiro Sakiris, CFO

Ralph V. De Martino, Esq.